SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2303	E-MAIL ADDRESS MSTAVENAS@STBLAW.COM

May 13, 2015

VIA EDGAR

Re:	Accenture SCA
Information Statement on Schedule 14C
Filed April 30, 2015
File No. 000-49713

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

Dear Ms. Mills-Apenteng:

On behalf of Accenture SCA (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 8, 2015, with respect to the above-referenced preliminary information statement (the “Information Statement”).

To assist your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Information Statement. The responses herein have been reviewed by the Irish and Luxembourg counsels of the Company and such counsels have confirmed the accuracy of the descriptions of the Irish and Luxembourg legal matters, respectively, set forth herein.

General

1.        We note that you filed your preliminary information statement using the EDGAR tag PRE14C. It appears that you should have filed your information statement using the EDGAR tag PREM14C as the filing relates to a merger or acquisition. Please refile the information statement using the EDGAR tag for merger proxies or advise.

United States Securities and Exchange Commission	May 13, 2015

The Company acknowledges the Staff’s comment and undertakes to promptly refile the Information Statement using the EDGAR tag PREM14C.

Proposal Number One: The Merger

U.S. Federal Securities Law Consequences, page 29

2.        We note that the issuance of Accenture Holdings’ ordinary shares to Class I Common Shareholders will not be registered under the Securities Act and that, instead, you are relying upon the exemption from registration provided by Section 3(a)(10) of the Securities Act. In your response letter, please provide us with a detailed factual and legal analysis setting forth why you believe you may properly rely on this exemption. In preparing your response, please refer to the Division of Corporation Finance Staff Legal Bulletin No. 3A (June 18, 2008).

As described in the Information Statement, in connection with the merger (the “Merger”) of the Company, a Luxembourg partnership limited by shares, with and into Accenture Holdings plc (“Accenture Holdings”), an Irish company and direct subsidiary of Accenture plc, Accenture Holdings intends to issue ordinary shares to the Company’s Class I Common Shareholders in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Set forth below is a description of the Merger and the legal analysis setting forth the basis upon which the Company is relying on the Section 3(a)(10) exemption.

The Merger

The Merger is structured as a “merger by acquisition,” the result of which is that all the assets of the Company will be acquired by Accenture Holdings, all of the liabilities of the Company will be assumed by Accenture Holdings, and the Company will be dissolved without going into liquidation. Each Class I Common Shareholder of the Company will receive one ordinary share of Accenture Holdings for every Class I Common Share held by such shareholder. Following the Merger, Accenture Holdings will have the same assets and liabilities as the Company prior to the Merger. Shareholders’ economic and voting rights will remain unchanged as a result of the Merger. In addition, Accenture plc will hold approximately 95% of the voting power in Accenture Holdings following the Merger, which is the same voting power Accenture plc currently holds in the Company. The Merger, which is largely administrative in nature, will simplify the Accenture group’s structure, reduce administrative burdens, result in economic efficiencies and further consolidate the Accenture group in Ireland, where the Company’s parent company, Accenture plc, is incorporated.

As a cross-border merger of companies from different states within the European Economic Area, the Merger is governed by the Council Directive No 2005/56/EC of the European Parliament and of the Council of October 26, 2005, which has been implemented in Ireland and Luxembourg by the Irish Regulations and the Luxembourg Companies Act, respectively. These rules and regulations provide a set of procedures for the Merger to be effected in Ireland and Luxembourg, as described in the Information Statement. These procedures, as applicable to the Merger, consist in particular of: (1) a preliminary application to the Irish High Court, (2) the issuance of a merger certificate in Luxembourg and (3) a substantive application to the Irish High Court to approve the Merger, pursuant to which the court will determine the fairness of the terms and conditions of the Merger (both procedurally and substantively) to Class I Common Shareholders.

United States Securities and Exchange Commission	May 13, 2015

Preliminary Application to the Irish High Court. On April 22, 2015, the Company and Accenture Holdings filed preliminary papers with the Irish High Court to, among other matters related to the Merger: (1) apprise the Irish High Court that Accenture Holdings will be relying upon the Section 3(a)(10) exemption from Securities Act registration of the ordinary shares to be issued in the Merger and to seek its confirmation that it would determine the fairness of the terms and conditions of the Merger (both procedurally and substantively) to all persons to whom it is proposed to issue shares in connection therewith and (2) appoint a single joint expert acting for the Company and Accenture Holdings to examine, and issue a report (the “Expert Report”) on, the fairness of the exchange ratio that determines the shares to be issued in the Merger. On April 27, 2015, the Irish High Court held a preliminary hearing and issued an order to approve all aspects of the preliminary application (the “Preliminary Order”).

Issuance of Luxembourg Merger Certificate. Once the Company obtains the necessary approvals from Class I Common Shareholders at the Extraordinary General Meeting, it will apply to a civil law notary in Luxembourg for a merger certificate (the “Luxembourg Certificate”) confirming that the Company has completed the pre-merger requirements under the Luxembourg Companies Act. The issuance of the Luxembourg Certificate is one of the conditions to the Irish High Court granting the order confirming the Merger, as further described below.

Substantive Application to the Irish High Court. Upon the receipt of the Luxembourg Certificate, Accenture Holdings and the Company will jointly apply to the Irish High Court for an order as described below. At a final hearing, the Irish High Court will be requested to issue a pre-merger certificate and make an order determining the fairness of the terms and conditions of the Merger (both procedurally and substantively) to Class I Common Shareholders, confirming scrutiny of the legality of the Merger and setting the Merger effective date and time. Class I Common Shareholders will be apprised of, and will be entitled to attend, the final hearing of the Irish High Court.

Section 3(a)(10) Analysis

Section 3(a)(10) provides, in relevant part, an exemption from the registration requirements of the Securities Act for “any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court […] or by any […] other governmental authority expressly authorized by law to grant such approval.”

The Commission’s Division of Corporation Finance (the “Division”) has provided its views regarding the Section 3(a)(10) exemption in Staff Legal Bulletin No. 3A (CF) (June 18, 2008) (the “Bulletin”), which identifies the specific conditions that must be met before an issuer may rely on the exemption. The conditions applicable to a court approval, and the manner in which the Company believes such conditions are being satisfied, are discussed below.

United States Securities and Exchange Commission	May 13, 2015

1.	The securities must be issued in exchange for securities, claims, or property interests; they cannot be issued for cash.

As discussed in the Information Statement, Class I Common Shares of the Company will be exchanged exclusively for ordinary shares of Accenture Holdings.

2.	A court must approve the fairness of the terms and conditions of the exchange.

The Company notes the Division’s view in the Bulletin that “the term ‘any court’ in Section 3(a)(10) may include a foreign court.” Under the Irish Regulations, the Irish High Court has the power to hold a hearing with respect to, and to determine the fairness of the terms and conditions, both procedurally and substantively of, the Merger. The Irish High Court often conducts such hearings and makes such determinations in similar contexts, such as in connection with a merger via scheme of arrangement, a process for which the Staff has provided no-action relief under Section 3(a)(10)1. At the preliminary hearing, the Company and Accenture Holdings informed the Irish High Court that Accenture Holdings would rely upon the exemption under Section 3(a)(10) and as a consequence thereof, would not be registering the ordinary shares to be issued in the Merger under the Securities Act. The Irish High Court expressly confirmed in its Preliminary Order that it will, as part of the substantive application brought by Accenture Holdings and the Company for an order under the Irish Regulations to confirm the Merger,:

“conduct a hearing as to the fairness to all persons to whom it is proposed to issue shares in connection therewith of the terms and conditions of the Merger (both procedurally and substantively), at which all such persons shall have the right to appear, and that the Court will so consider the fairness of the said terms and conditions.”

3.	The reviewing court must:

a.	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued.

As discussed above, the Irish High Court has confirmed in its Preliminary Order that it will consider the fairness of the Merger. Further, in accordance with its Preliminary Order, before the Irish High Court will issue its final order approving the Merger, it must approve the fairness to all persons to whom it is proposed to issue shares in connection with the Merger of the terms and conditions of the Merger, both procedurally and substantively.

[1]	See Galen Holdings PLC, 2000 SEC No-Act. LEXIS 831 (avail. Aug. 7, 2000); ADC Telecommunications, Inc., 1999 SEC No-Act. LEXIS 657 (avail. July 30, 1999).

United States Securities and Exchange Commission	May 13, 2015

b.	be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s approval of the transaction.

As stated above, as part of their preliminary application to the Irish High Court, the Company and Accenture Holdings advised the court that Accenture Holdings intends to rely on the Section 3(a)(10) exemption from Securities Act registration of the ordinary shares to be issued in the Merger.

The Company notes the Division’s view in the Bulletin that the reviewing court making the fairness determination “must have sufficient information before it to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction.” The Company advises the Staff that the information available to the Irish High Court will, among other materials, include the definitive Information Statement, which will be submitted to the court as described in item 4 below prior to dissemination to Class I Common Shareholders, and the Expert Report, which will contain the opinion of the expert as to whether the proposed exchange ratio is fair and reasonable to the Class I Common Shareholders of the Company.

4.	The court must hold a hearing before approving the fairness of the terms and conditions of the transaction.

At the preliminary hearing, and as part of its Preliminary Order, the Irish High Court confirmed that it will, as part of the substantive application brought by Accenture Holdings and the Company for an order under the Irish Regulations to confirm the Merger, “conduct a hearing as to the fairness to all persons to whom it is proposed to issue shares in connection therewith of the terms and conditions of the Merger (both procedurally and substantively), at which all such persons shall have the right to appear” (the “Fairness Hearing”).

The Company notes the Division’s view in the Bulletin that it has not objected to a security holders’ vote before the fairness hearing, even though this means an investment decision is made before the fairness hearing, provided the issuer submits to the court the disclosure materials offering the securities before it mails them to the offerees.

As described above, the Irish High Court will conduct the Fairness Hearing as part of the substantive application to approve the Merger, which can only be made once the Luxembourg Certificate has been issued. Under the Luxembourg Companies Act, the holding of the Extraordinary General Meeting is a pre-requisite for the issuance of the Luxembourg Certificate. Accordingly, as a practical matter, it is not possible to hold the Fairness Hearing before the Class I Common Shareholders of the Company vote on the Merger at the Extraordinary General Meeting. The Company advises the Staff, however, that it has informed the Irish High Court that it will submit the definitive Information Statement to the Irish High Court before mailing it to the Company’s Class I Common Shareholders.

5.	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange, and adequate notice of the hearing must be given to all such persons.

United States Securities and Exchange Commission	May 13, 2015

As described above, the Irish High Court has confirmed that it will conduct the Fairness Hearing as part of the substantive application by Accenture Holdings and the Company for approval of the Merger. Notice of the final hearing regarding the application, which comprises the Fairness Hearing, will be given as directed by the Irish High Court, including via newspaper advertisements which are expected to appear in The Financial Times and The Wall Street Journal global editions. The Irish High Court typically requires that such advertisements be published at least two weeks before the hearing. Such advertisements will inform Class I Common Shareholders of the Fairness Hearing and their right to attend. In its Preliminary Order, the Irish High Court confirmed that Class I Common Shareholders wishing to be heard with respect to the Merger have the right to make an appearance at the Fairness Hearing, and the court will take into account submissions from Class I Common Shareholders in considering whether to approve the Merger generally or specifically make any order necessary to protect the dissenting minority.

6.	There cannot be any improper impediments to the appearance by those persons at the hearing.

The Company advises the Staff that there will be no improper impediments for Class I Common Shareholders of the Company to appear at the Fairness Hearing. In particular, the Company advises the Staff that there are no prerequisites to appearance that would prevent Class I Common Shareholders from having a meaningful opportunity to appear at the Fairness Hearing. The Irish High Court has discretion to require that Class I Common Shareholders wishing to appear at the Fairness Hearing submit a written notice of an intention to appear, together with a copy of any affidavit that such shareholders may wish to rely on at the hearing, one or two days prior to the Fairness Hearing. If applicable, this requirement and the details of how to comply would be included in the notice of the Fairness Hearing described above. The Company notes that, as set forth in footnote 22 of the Bulletin, the Division has not objected to the mere requirement to file a notice of an intention to appear.

Based on the foregoing, the Company believes it may properly rely on the Section 3(a)(10) exemption.

*        *        *

The Company further acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Marisa D. Stavenas at 212-455-2303 or Arjun Koshal at 212-455-3379 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

United States Securities and Exchange Commission	May 13, 2015

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Ji Shin
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission

Aaron B. Holmes
Managing Director
Accenture

Geoff Moore
Partner, Corporate
Arthur Cox

Marc Feider
Partner, Corporate
Allen & Overy